

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2012

<u>Via E-mail</u>
Mr. Brad J. Pyatt
Co-Chairman, Chief Executive Officer and President
MusclePharm Corporation
5348 Vegas Drive
Las Vegas, NV 89108

> **Re: MusclePharm Corporation**
> **Registration Statement on Form S-1**
> **Filed October 26, 2012**
> **File No. 333-184625**

Dear Mr. Pyatt:

This is to advise you that we are not conducting a full review of the above registration statement. However, we note that there are outstanding comments related to your Form 10-K for the fiscal year ended December 31, 2011, and we will be monitoring your registration statement for clearance of these comments. All comments will need to be fully resolved before we take final action on the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Reid A. Godbolt, Esq.
        Jones & Keller, P.C.
        1999 Broadway, Suite 3150
        Denver, CO 80202